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SECU 05039003 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01-38568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GABELLI FIXED INCOME DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye (City) New York (State) 10580 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
APR 29 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald S. Eaker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GABELLI FIXED INCOME DISTRIBUTORS, INC., as of December 31, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice President
Title

Bonnie M. Cohen
Notary Public

BONNIE M. COHEN
Notary Public, State of New York
No. 31-4837345
Qualified in New York County
Commission Expires July 31, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
Gabelli Fixed Income Distributors, Inc.
(SEC No. 8-01-38568)

December 31, 2004
with Report of Independent Registered Public Accounting Firm

Gabelli Fixed Income Distributors, Inc.

Statement of Financial Condition

December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Gabelli Fixed Income Distributors, Inc.

We have audited the accompanying statement of financial condition of Gabelli Fixed Income Distributors, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli Fixed Income Distributors, Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2005

Gabelli Fixed Income Distributors, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash equivalents	$ 76,886
Investments in securities, at fair value	1,168
Distribution fees receivable	635
Total assets	$ 78,689
Liabilities and stockholder's equity	
Liabilities:	
Payable to affiliates	$ 3,744
Accrued expenses and other liabilities	16,000
Total liabilities	19,744
Stockholder's equity	58,945
Total liabilities and stockholder's equity	$ 78,689

See accompanying notes.

Gabelli Fixed Income Distributors, Inc.

Notes to Statement of Financial Condition

December 31, 2004

A. Organization

Gabelli Fixed Income Distributors, Inc. (the "Company"), a Delaware corporation, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a limited purpose broker-dealer that exists solely for the purpose of distributing mutual fund shares. The Company is a wholly-owned subsidiary of Gabelli Fixed Income LLC (the "Parent"). The Parent is an indirect, majority-owned subsidiary of Gabelli Asset Management, Inc. ("GBL").

B. Significant Accounting Policies

Cash Equivalents

The Company generally classifies money market funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Investments in Securities

Investments in securities, consisting of private placement warrants, are carried at fair value.

Fair Values of Assets and Liabilities

The carrying amounts of all assets and liabilities in the statement of financial condition approximate their fair values.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

C. Related Party Transactions

At December 31, 2004, the Company had an investment of $76,886 in the Gabelli U.S. Treasury Money Market Fund, a mutual fund advised by Gabelli Funds, LLC, an affiliate of the Company, which is included in cash equivalents in the statement of financial condition.

The Company, under a distribution agreement with Gabelli & Company, Inc. ("Gabelli & Company"), receives fees from Gabelli & Company to distribute and promote the sale of The Treasurer's Fund (the "Fund") in the state of New York. The Fund is a registered investment company for which Gabelli & Company serves as distributor. As of December 31, 2004, the Company had distribution fees receivable from Gabelli & Company of $635.

D. Income Taxes

The Company accounts for income taxes under the liability method prescribed by Financial Accounting Standards Board Statement No. 109 ("FAS 109"). Under FAS 109, deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company's deferred tax asset attributable to NOL carryforwards consists of the following:

Deferred tax asset	$ 13,678
Less valuation allowance	(13,678)
Net deferred tax asset	$ –

In accordance with FAS 109, a 100% valuation allowance is required to offset any deferred tax asset recorded by the Company because it cannot be assured that the asset will be realized.

Gabelli Fixed Income Distributors, Inc.

Notes to Statement of Financial Condition

December 31, 2004

E. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which specifies uniform net capital requirements for its registrants. The Company computes its net capital under the aggregate indebtedness method permitted by the Rule which requires that minimum net capital exceed 1500% of aggregate indebtedness or $5,000, whichever is greater. These requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $55,604, which exceeded the SEC requirements by $50,604.

There were no subordinated borrowings at any time during the year ended December 31, 2004.

The Parent of the Company intends to fund the Company with capital contributions to the extent necessary so the Company may continue to meet its net capital requirements.